Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$9,228	$14,243	$8,946	$7,506	$7,919	$6,628
Fixed charges	359	792	422	513	524	271
Less:
Capitalized interest, net	(1)	(1)	(4)	(7)	(12)	(10)
Equity (income) loss - net of dividends	(172)	(671)	(359)	1,128	(452)	124
Adjusted earnings	$9,414	$14,363	$9,005	$9,140	$7,979	$7,013
FIXED CHARGES:
Gross interest incurred	$314	$734	$359	$445	$468	$230
Interest portion of rent expense	45	58	63	68	56	41
Total fixed charges	$359	$792	$422	$513	$524	$271
Ratios of earnings to fixed charges	26.2	18.1	21.3	17.8	15.2	25.9
As of September 30, 2011, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of approximately $652 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.